Exhibit 3

BY-LAW NO. A-1

A by-law relating generally to the
transaction of the business and affairs of

RIO NARCEA GOLD MINES, LTD.

<u>CONTENTS</u>

BE IT ENACTED as a by-law of the Corporation, in repeal of the by-law of the Corporation enacted in 1994, as follows:

1.   INTERPRETATION

<u>1.01   Definitions.</u>   In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the <u>Canada Business Corporations Act</u>, and any statute that may be substituted therefore, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of incorporation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means Rio Narcea Gold Mines, Ltd.;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the interpretation Act (Canada);

"recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register of such joint holder or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, his latest address as recorded in the records of the Corporation;

"resident Canadian" means an individual who is

(a)   a Canadian citizen ordinarily resident in Canada;

(b)   a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons; or

(c)   a permanent resident within the meaning of the Immigration Act and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.04;

save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing singular number include the plural and vice versa; words importing gender include the masculine and feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

2.   BUSINESS OF THE CORPORATION

2.01   Registered Office.   Until changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada in the Articles and at such location therein as the board may from time to time determine.

2.02   Corporate Seal. The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board. Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

2.03   Financial Year. Until changed by the board, the financial year of the Corporation shall end on December 31, in each year.

2.04   Execution of Documents.   Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, managing director, president, vice-president, or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05   Banking Arrangements. The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06   Voting Rights in Other Bodies Corporate.   The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

3.   BORROWING AND SECURITIES

3.01   Borrowing Power.   Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

(a)   borrow money upon the credit of the Corporation;

(b)   issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantees of the Corporation, whether secured or unsecured;

(c)   give guarantees on behalf of the Corporation to secure performance of an obligation of any person; and

(d)   mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02   Delegation.   The board may from time to time delegate to any committee of the directors or to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

4.   DIRECTORS

4.01   Number of Directors and Quorum.   Until changed in accordance with the Act, the board shall consist of the number of directors provided in the Articles. Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of directors.

4.02   Qualification.   No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. Twenty-five percent of the directors shall be resident Canadians.

4.03   Election and Term.   The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by a show of hands or, if a ballot is required or demanded, by ballot. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04   Removal of Directors.   Subject to the provisions of the Act, the shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the directors.

4.05   Vacation of Office.   A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06   Vacancies.   Subject to the Act, a quorum of the board (even though twenty-five percent of such directors are not resident Canadians) may fill a vacancy in the board. In the absence of a quorum of the board, the board (even though twenty-five percent of such directors are not resident Canadians) shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.07   Action by the Board.   The board shall manage the business and affairs of the Corporation. Subject to section 4.08, the powers of the board may be exercised by the meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08   Canadian Content.   The board shall not transact business at a meeting, other then filling a vacancy in the board, unless twenty-five percent of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting.

4.09   Meeting by Telephone. If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all other persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10   Place of Meetings.   Meetings of the board may be held at any place in or outside Canada.

4.11   Calling of Meetings.   Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the president or any directors may determine.

4.12   Notice of Meeting.   Notice of the time and place of each meeting of the board shall be given in the manner provide in section 11.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a)   submit to the shareholders any question or matter requiring approval of the shareholders;

(b)   fill a vacancy among the directors or in the office of auditor;

(c)   issue securities;

(d)   declare dividends;

(e)   purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)   pay a commission for the sale of shares;

(g)   approve a management information circular;

(h)   approve a take-over bid circular or directors' circular;

(i)   approve any annual financial statements; or

(j)   adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

4.13   First Meeting of New Board.   Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14   Adjourned Meeting.   Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15   Regular Meetings.   The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16   Chairman.   The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting; a chairman of the board, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17   Votes to Govern.   At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.18   Conflict of Interest.   A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

4.19   Remuneration and Expenses.   The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

5.   COMMITTEES

5.01   Committee of Directors.   The board may, by unanimous agreement, appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

5.02   Transaction of Business.   Subject to the provisions of section 4.09, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03   Advisory Committees.   The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

5.04   Procedure.   Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

6.   OFFICERS

6.01   Appointment.   The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02   Chairman of the Board. The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the president, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the president.

6.03   President.   The president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and shall have such other powers and duties as the board may specify.

6.04   Vice-President. A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.05   Secretary.   The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for those purposes; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.06   Treasurer.   The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.07   Powers and Duties of Other Officers.   The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08   Variation of Powers and Duties. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09   Term of Office. The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

6.10   Terms of Employment and Remuneration.   The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.11   Conflict of Interest.   An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.18 and in accordance with the Act.

6.12   Agents and Attorneys.   The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

6.13   Fidelity bonds. The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

7.   PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01   Limitation of Liability.   Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02   Indemnity.   Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a)   he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b)   in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

7.03   Insurance.   The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against such liabilities and in such amounts as the board may from time to time determine and as permitted by the Act.

8. **SHARES**

8.01   Allotment.   The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02   Commissions.. The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03   Registration of Transfers.   Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement, which complies with the Act, made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.05

8.04   Transfer Agents and Registrars. The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05   Lien for Indebtedness.   If the articles provided that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.06   Non-recognition of Trusts.   Subject to the provisions of the Act, the Corporation may treat as an absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07   Share Certificates.   Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates

and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08   Replacement of Share Certificates.   The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3, and on such terms as to indemnity reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09   Joint Shareholders.   If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10   Deceased Shareholders.   In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

9.   DIVIDENDS AND RIGHTS

9.01   Dividends.   Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in cash or property or by issuing fully paid shares of the Corporation.

9.02   Dividend Cheques.   A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03   Non-receipt of Cheques.   In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04   Record Date for Dividends and Rights.   The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 14 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05   Unclaimed Dividends.   Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

10.   MEETINGS OF SHAREHOLDERS

10.01   Annual Meetings.   The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02   Special Meetings.   The board, the chairman of the board or the president shall have power to call a special meeting of shareholders at any time.

10.03   Place of Meetings.   Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered officer is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

10.04   Notice of Meetings.   Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 11.01 not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. A notice of meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05   List of Shareholders Entitled to Notice. For   every   meeting   of   shareholders,   the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.   If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at

the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.06   Record Date for Notice. The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 14 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.07   Meetings without Notice.   A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholder entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08   Chairman, Secretary and Scrutineers.   The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09   Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10   Quorum.   A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person holding at least 10% of the shares of the Corporation enjoying voting rights at such meeting, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11   Right to Vote.   Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in section 10.05, every person who is named in such

list shall be entitled to vote the shares shown opposite his name except to the extent that, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.06, such person has transferred any of his shares after such record date and the transferee, having produced properly endorsed certificates evidencing such share or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting. At any meeting of shareholders for which the Corporation has not prepared the list referred to in section 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12   Proxies.   Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

10.13   Time for Deposit of Proxies.   The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14   Joint Shareholders.   If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.15   Votes to Govern.   At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by-law, be determined by a majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.16   Show of Hands. Subject to the provisions of the Act any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, shall be *prima facie* evidence of the fact without proof of the number or proportion of the votes recorded in favour or against any resolution or other proceeding in respect of the said question and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to the shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.17   Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be

withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18   Adjournment.   If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

11.   NOTICES

11.01 Method of Giving Notices.   Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a postal office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02   Notice to Joint Shareholders.   If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.03   Computation of Time.   In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other even shall be in included.

11.04   Undelivered Notices.   If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05   Omissions and Errors.   The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06   Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the

event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07   Waiver of Notice.   Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member or a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

The foregoing by-law was hereby passed by the directors of the Corporation pursuant to the Canada Business Corporations Act at a meeting of the directors held on April 18, 2002, and confirmed by the shareholders of the Corporation at an Annual and Special meeting of shareholders held on June 6, 2002.

"signed"_____
John H. Craig
Secretary of the Corporation